Explanation of Responses:

(1)
Represents shares held by Northwater Intellectual Property Fund L.P. 1, a Delaware limited partnership (“NIP LP 1”).  Northwater Capital Inc., a corporation formed under the laws of the Province of Ontario (“NCI”) is the direct parent of Northwater Capital Management Inc., a corporation formed under the laws of the Province Ontario (“NCMI”), which is the manager of NIP LP 1.  Ms. Kordyback  may be deemed to share beneficial ownership of the shares held by NIP LP 1 in her capacity as Managing Director of NCMI.  Ms. Kordyback disclaims such beneficial ownership except to the extent of her pecuniary interest therein.

(2)
The preferred stock is convertible at any time, at the holder’s election and has no expiration date. The preferred stock automatically converted into common stock on an approximately 1-to-0.100 split-adjusted basis upon the closing of the Issuer’s initial public offering.

(3)	The dividend rights were paid in shares of the Issuer’s common stock at the Issuer’s election immediately upon the closing of the Issuer’s initial public offering.